Exhibit 99.1

Zhihu Inc. Reports Unaudited First Quarter 2026 Financial Results

BEIJING, China, June 3, 2026 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced its unaudited financial results for the quarter ended March 31, 2026.

First Quarter 2026 Highlights

●	Total revenues were RMB651.6 million (US$94.5 million), compared with RMB729.7 million in the same period of 2025.

●	Gross margin was 59.6%, compared with 61.8% in the same period of 2025.

●	Net loss was RMB8.5 million (US$1.2 million), narrowing by 15.6% from the same period of 2025.

●	Adjusted net income (non-GAAP)[1] was RMB17.2 million (US$2.5 million), representing an increase of 147.2% from the same period of 2025.

●	Average monthly subscribing members[2] were 13.1 million in the first quarter of 2026.

“The first quarter of 2026 marked a solid start to the year, as we advanced our high-quality growth strategy,” said Mr. Yuan Zhou, chairman and chief executive officer of Zhihu. “Our community ecosystem continued to thrive, driven by a more dynamic user demographic, enhanced user engagement, and deeper social connections, while our content creators remained highly vibrant, consistently contributing authentic, high-quality content. At the same time, we accelerated the integration of AI capabilities across our community and business operations, further unlocking the value of our community. Building on this solid foundation, our core businesses are showing encouraging signs of recovery, while our new business initiatives continued to gain momentum and to deliver meaningful incremental growth. Looking ahead, we remain focused on strengthening operational profitability, steadily advancing AI-related commercialization initiatives, and continuing to unlock the unique value of our real-user community in the AI era, to drive healthy and sustainable business growth.”

“First-quarter results demonstrate the resilience of our financial model, evidenced by a non-GAAP net income of RMB17.2 million, representing a 147.2% year-over-year increase and a strong sequential return to profitability,” said Mr. Han Wang, chief financial officer of Zhihu. “During the quarter, our gross margin recovered sequentially to 59.6%, driven by disciplined execution of our efficiency-driven strategy that reduced total operating expenses by 10.4% year over year. This supported continued improvements in our earnings quality. Going forward, we will continue to drive high-quality growth through improved operating efficiency and disciplined capital allocation, including share repurchases, with a clear focus on maximizing long-term shareholder value.”

First Quarter 2026 Financial Results

Total revenues were RMB651.6 million (US$94.5 million), compared with RMB729.7 million in the same period of 2025.

Marketing services revenue was RMB191.4 million (US$27.7 million), compared with RMB197.0 million in the same period of 2025. The decrease was primarily due to our proactive and ongoing refinement of service offerings.

Paid content and IP operations revenue[3] was RMB402.3 million (US$58.3 million), compared with RMB420.9 million in the same period of 2025. The decrease was primarily due to a decline in the number of our average monthly subscribing members, partially offset by the growth of revenues generated from our intellectual property (“IP”) operations.

Other revenues[3][4] were RMB57.8 million (US$8.4 million), compared with RMB111.8 million in the same period of 2025. The decrease was primarily due to the strategic refinement of our vocational training business.

Cost of revenues decreased by 5.5% to RMB263.2 million (US$38.2 million) from RMB278.6 million in the same period of 2025. The decrease was primarily due to a decrease in cloud services and bandwidth costs resulting from our improved technological efficiency.

Gross profit was RMB388.3 million (US$56.3 million), compared with RMB451.1 million in the same period of 2025. Gross margin was 59.6%, compared with 61.8% in the same period of 2025.

Total operating expenses decreased by 10.4% to RMB451.2 million (US$65.4 million) from RMB503.7 million in the same period of 2025.

Selling and marketing expenses decreased by 11.1% to RMB285.1 million (US$41.3 million) from RMB320.6 million in the same period of 2025. The decrease was primarily due to more disciplined marketing spending and a decrease in personnel-related expenses.

Research and development expenses decreased by 22.4% to RMB110.1 million (US$16.0 million) from RMB141.9 million in the same period of 2025. The decrease was primarily attributable to improvements in our research and development efficiency.

General and administrative expenses were RMB56.0 million (US$8.1 million), compared with RMB41.2 million in the same period of 2025. The increase was primarily attributable to an increase in the allowance for expected credit losses on trade receivables.

Loss from operations was RMB62.9 million (US$9.1 million), compared with RMB52.6 million in the same period of 2025.

Adjusted loss from operations (non-GAAP)[1] was RMB37.1 million (US$5.4 million), compared with RMB35.0 million in the same period of 2025.

 Net loss narrowed by 15.6% to RMB8.5 million (US$1.2 million) from RMB10.1 million in the same period of 2025.

Adjusted net income (non-GAAP)[1] increased by 147.2% to RMB17.2 million (US$2.5 million) from RMB6.9 million in the same period of 2025.

Diluted net loss per American depositary share (“ADS”) was RMB0.11 (US$0.02), compared with RMB0.12 in the same period of 2025.

Cash and cash equivalents, term deposits, restricted cash and short-term investments

As of March 31, 2026, the Company had cash and cash equivalents, term deposits, restricted cash and short-term investments of RMB4,490.3 million (US$651.0 million), compared with RMB4,451.2 million as of December 31, 2025.

Share Repurchase Programs

As of March 31, 2026, the Company had repurchased an aggregate of 34.8 million Class A ordinary shares (including Class A ordinary shares underlying the ADSs) for a total consideration of US$70.7 million on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the Company’s existing share repurchase programs. During the first quarter of 2026, the Company repurchased 3.7 million Class A ordinary shares for a total consideration of US$4.2 million.

[1] Adjusted loss from operations and adjusted net income/(loss) are non-GAAP financial measures. For more information on the non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

[2] Monthly subscribing members refers to the number of members who subscribed for our membership packages in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

[3] Starting from the first quarter of 2026, the Company reported revenues generated from paid membership and IP operations collectively as “paid content and IP operations revenue” to better present its business and results of operations in line with its overall strategy. Revenues generated from IP operations, which were formerly included in “other revenues,” primarily consist of copyrights licensing and content distribution. Revenues for the applicable comparison periods have been retrospectively reclassified.

[4] Starting from the third quarter of 2025, the Company simplified its revenue stream by reclassifying vocational training into “others” to align with its overall strategy. Revenues for the applicable comparison periods have been retrospectively reclassified.

Conference Call

The Company’s management will host a conference call at 7:00 A.M. U.S. Eastern Time on Wednesday, June 3, 2026 (7:00 P.M. Beijing/Hong Kong Time on Wednesday, June 3, 2026) to discuss the results.

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, each participant will receive a set of dial-in numbers and a unique access PIN which can be used to join the conference call.

Registration Link:

https://register-conf.media-server.com/register/BI3688e4763901491aa49594b4434a6a84

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhihu.com.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, Zhihu has grown into the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net income/(loss), to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization and impairment of intangible assets resulting from business acquisitions, impairment of goodwill and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as they help the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider them in isolation from or as a substitute for analysis of our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.8980 to US$1.00, the exchange rate in effect as of March 31, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Zhihu Inc.

Email: ir@zhihu.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: zhihu@christensencomms.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
Revenues:
Marketing services	196,959	234,808	191,413	27,749
Paid content and IP operations	420,875	347,523	402,322	58,324
Others	111,831	61,185	57,831	8,384
Total revenues	729,665	643,516	651,566	94,457
Cost of revenues	(278,561)	(298,699)	(263,235)	(38,161)
Gross profit	451,104	344,817	388,331	56,296

Selling and marketing expenses	(320,632)	(275,243)	(285,146)	(41,337)
Research and development expenses	(141,866)	(123,085)	(110,065)	(15,956)
General and administrative expenses	(41,209)	(84,009)	(56,005)	(8,119)
Impairment of goodwill	-	(126,344)	-	-
Total operating expenses	(503,707)	(608,681)	(451,216)	(65,412)

Loss from operations	(52,603)	(263,864)	(62,885)	(9,116)

Other income/(expenses):
Investment income	19,349	34,629	28,594	4,145
Interest income	20,610	13,379	15,608	2,263
Exchange losses	(96)	(56)	(90)	(13)
Others, net	2,399	(2,487)	11,856	1,719

Loss before income tax	(10,341)	(218,399)	(6,917)	(1,002)
Income tax benefits/(expenses)	233	7,609	(1,610)	(233)
Net loss	(10,108)	(210,790)	(8,527)	(1,235)
Net loss attributable to noncontrolling interests	14	2,156	23	3
Net loss attributable to Zhihu Inc.’s shareholders	(10,094)	(208,634)	(8,504)	(1,232)

Net loss per share
Basic	(0.04)	(0.89)	(0.04)	(0.01)
Diluted	(0.04)	(0.89)	(0.04)	(0.01)

Net loss per ADS (One ADS represents three Class A ordinary shares)
Basic	(0.12)	(2.66)	(0.11)	(0.02)
Diluted	(0.12)	(2.66)	(0.11)	(0.02)

Weighted average number of ordinary shares outstanding
Basic	244,504,405	235,516,843	231,674,268	231,674,268
Diluted	244,504,405	235,516,843	231,674,268	231,674,268

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	(872)	157	386	56
Selling and marketing expenses	262	497	(271)	(39)
Research and development expenses	(599)	4,145	7,158	1,038
General and administrative expenses	15,367	29,503	17,005	2,465

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2025	As of March 31, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,369,154	2,992,056	433,757
Term deposits	30,000	-	-
Short-term investments	840,938	1,288,233	186,755
Restricted cash	1,078	-	-
Trade receivables	357,998	389,837	56,514
Amounts due from related parties	25,570	27,327	3,962
Prepayments and other current assets	107,265	100,083	14,509
Total current assets	4,732,003	4,797,536	695,497
Non-current assets:
Property and equipment, net	5,349	4,312	625
Intangible assets, net	29,588	27,908	4,046
Long-term investments, net	158,480	33,638	4,876
Term deposits	210,000	210,000	30,444
Right-of-use assets	42,063	31,938	4,630
Other non-current assets	13,391	13,866	2,010
Total non-current assets	458,871	321,662	46,631
Total assets	5,190,874	5,119,198	742,128
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	681,307	678,778	98,402
Salary and welfare payables	188,038	193,412	28,039
Taxes payables	16,285	36,953	5,357
Contract liabilities	186,034	222,023	32,186
Amounts due to related parties	16,135	6,017	872
Short term lease liabilities	21,382	18,118	2,627
Short-term borrowings	35,000	-	-
Other current liabilities	124,233	112,491	16,308
Total current liabilities	1,268,414	1,267,792	183,791
Non-current liabilities
Long term lease liabilities	15,592	9,345	1,355
Deferred tax liabilities	27,174	6,221	902
Other non-current liabilities	4,650	5,968	865
Total non-current liabilities	47,416	21,534	3,122
Total liabilities	1,315,830	1,289,326	186,913

Total Zhihu Inc.’s shareholders’ equity	3,804,136	3,755,588	544,446
Noncontrolling interests	70,908	74,284	10,769
Total shareholders’ equity	3,875,044	3,829,872	555,215

Total liabilities and shareholders’ equity	5,190,874	5,119,198	742,128

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
Loss from operations	(52,603)	(263,864)	(62,885)	(9,116)
Add:
Share-based compensation expenses	14,158	34,302	24,278	3,520
Amortization and impairment of intangible assets resulting from business acquisitions	3,490	13,950	1,510	219
Impairment of goodwill	-	126,344	-	-
Adjusted loss from operations	(34,955)	(89,268)	(37,097)	(5,377)

Net loss	(10,108)	(210,790)	(8,527)	(1,235)
Add:
Share-based compensation expenses	14,158	34,302	24,278	3,520
Amortization and impairment of intangible assets resulting from business acquisitions	3,490	13,950	1,510	219
Impairment of goodwill	-	126,344	-	-
Tax effects on non-GAAP adjustments	(600)	(3,215)	(105)	(15)
Adjusted net income/(loss)	6,940	(39,409)	17,156	2,489